# KROLL BOND RATING AGENCY, INC.

## Form NRSRO Annual Certification filed as of November 15, 2017

**EXHIBIT 3:**
**Statement of Policy on Confidential Information and Insider Trading**

# Confidential Information and Insider Trading Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

**POLICY:**

## 1. Standards

(a)　As required by applicable laws and regulations KBRA shall implement procedures, policies and controls to limit the disclosure of confidential information. Any employee of KBRA who comes into possession of material, nonpublic information, regardless of the source and whether or not the information pertains to any entity rated by KBRA is prohibited from discussing, disseminating or acting upon that information in any way except during the course of employee's legitimate business duties or where required by law. No KBRA employees may trade in their own accounts or trade in the account of a third party in any security while in possession of material nonpublic information regarding that security. If an employee believes that he or she has received material non-public information or if there is any doubt about whether he or she is in possession of material non-public information, the employee should immediately contact the Chief Compliance Officer, or any member of the Legal or Compliance Departments. All employees are barred from trading on material, nonpublic (i.e. "inside") information. In addition, employees are prohibited from tipping others by providing them with inside information.

## 2. Types of Confidential Information

(a)　Information that is "confidential" is information that has been created or received by KBRA in the course of its business activities, and not generally publicly known or available. Confidential Information can generally be described as "private information" or "material nonpublic information."

(i)　Private information: Information provided to an employee of KBRA by a client, subscriber, or issuer that is not publicly available and which the client, subscriber, or issuer has not authorized KBRA to make publicly available. This could include, but is not limited to, an investment strategy, portfolio holdings, proprietary information, financial projections, and market share information. In addition, information relating to KBRA's business, such as proposed rating actions, non-public models and/or methodologies, or discussions of rating committee(s), must also be kept confidential. For example, a rating report that has not yet been published on KBRA's website must be maintained as confidential until it is publicly disseminated.

(ii)　Material, Nonpublic Information/Inside Information: Material, nonpublic information is any information provided to an employee of KBRA that: (1) would likely influence the average investor when deciding whether or not to invest in a given security; and (2) has not yet been disseminated in a manner that makes it generally available to investors, and/or the market has not yet had an opportunity to absorb such information including but not limited to credit ratings, possible future credit ratings, rating outlooks and information related thereto.

(b)　Information is not confidential if it was publicly known at the time it was received, and information ceases to be confidential if it becomes known to the public other than by an act of KBRA.

## 3.     Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Confidential Information and Insider Trading Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

## 4.     Maintaining Compliance

(a)     KBRA shall take all reasonable measures to protect property and records in its possession from fraud, theft, misuse, taking into account the nature, scale and complexity of our business, including the maintenance of insider lists as may be required by applicable laws and regulations.

(b)     To promote and maintain compliance with the foregoing policies and procedures, KBRA will maintain a copy of this policy online and train on this policy annually. KBRA employees who suspect that confidential material has been leaked, whether accidentally or otherwise, should report such suspicion to the KBRA Compliance Department. No negative consequences will accrue against any KBRA employees reporting his or her suspicions about a leak of confidential material pursuant to this policy.

(c)     If employees have any questions or concerns regarding the proper handling of confidential material, they are encouraged to see their supervisor or a member of the KBRA Compliance Department.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.